Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

June 27, 2006

Silver Values Upgrade Drill Results from the San Andreas Target at
First Point Minerals’ Rio Luna Property in Nicaragua

Peter M. D. Bradshaw, Ph.D., P. Eng., President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) today announced the results for silver assays in the initial six holes in the current drilling program at the 100% owned Rio Luna Gold Property in Nicaragua.  Gold assays were announced earlier (news release of May 30th).  Gold and silver assays are listed below for the San Andreas Target, the first target in the current drilling campaign.  These show several of the drill intersections to be above an economic cut-off for operating mines in the area.

At the East end of the San Andreas Target all four drill holes carried significant silver grades ranging from 11 to 307 grams/tonne (“g/t”) silver in the main San Andreas vein.   Combining gold and silver values using a silver to gold ratio of 60 to 1, the g/t gold eq (gold equivalent) values are calculated.  These range from 3.4 g/t gold eq over 4.47 metres to 22.6 g/t gold eq over 0.60 metres.  The results indicate that the mineralized shoot is open to the East, to the West and at depth and that additional drilling is required in these directions.

The gold equivalent grades in three of these holes at the East end of the target area are above an economic cut-off (7.0 g/t times metres) for the El Limon mine, the closest mine to Rio Luna, where past production and current reserves total 3 million ounces of gold.

SAN ANDREAS TARGET
Hole #	From	To	Estimated True Width Metres	g/t gold	G/t silver	g/t gold eq*	Vein	g/t gold eq x metres

East End – 4 drill holes 100m apart
DD RL 36	16.90	17.43	0.42	0.8	117	2.8	Upper
	47.85	53.13	4.22	2.9	36	3.5	Main	14.6
DD RL 35	35.17	35.94	0.62	2.1	28	2.5	Upper
	44.93	49.40	3.58	3.3	11	3.4	Main	12.3
DD RL 34	63.45	64.60	0.92	1.4	285	6.1	Main	5.7
DD RL 39	18.45	19.20	0.60	3.3	164	6.0	Upper
	56.15	56.75	0.48	17.5	307	22.6	Main	10.9
	67.50	67.77	0.22	5.3	812	18.8	Lower

Gap of 1,100m

West End – 2 drill holes 100m apart
DD RL 37	52.50	56.70	3.36	0.2	7	0.4	Main
DD RL 38	34.34	39.60	4.21	0.2	5	0.2	Main

*gold eq (gold equivalent) is calculated using a silver/gold ratio of 60/1

The two holes drilled 1,100 meters to the West and about 100 meters higher in the vein system did not return significant gold or silver values but the drill intersections of the vein, being 3 to 4 metres wide, reflect the strength of the San Andreas vein system in this area.  The results are interpreted as suggesting that the holes may have been drilled to high in this section of the epithermal vein system and that additional deeper drilling is also required in this area.

A longitudinal section of these results, together with the overlying trench results, and also a comparison with similar results from an epithermal vein deposit that is going into production, can be seen on the Company’s website at www.internet-ir.com/fpm/fpm_weeklychapter.htm in episode 8 which is part of a 13 part series on mineral exploration.

At the second target, the Santa Rita Target area on the El Paraiso Vein System, six holes (RL40 to 45) have been completed and the gold and silver results, have been received.  Values range from less than 1 g/t gold to 8 g/t gold over 0.5 to 4 metres.  The best gold result is 8 g/t over 0.7 metres.  The silver values were low.

The drill rig has moved to the northwest from Santa Rita to the Balsamo East Target area also on the El Paraiso Vein System.  Six holes are planned and will test the eastward extension of previous drill results in holes RL21 and 22 which intersected 15.8 g/t Au over 2.7m true width and 13.5 g/t Au over 3.1m true width respectively, as previously announced.

Four other target areas will be completed in the current drilling campaign.  Balsamo, Balsamo West, and Santa Juana towards the northwest end of the El Paraiso Vein System and Filadelphia towards the southeast.   Details of the Rio Luna property including the proposed drill holes are also available on the Company’s website at www.firstpointminerals.com.  This drill program is expected to take approximately another three months to complete, weather permitting.  Results will be released for target areas as they are received.

Surface rock sampling is also progressing well on the very large high sulphidation system on the Mesas de Cuapa concession, which is located southeast of the Rio Luna concession.  To date approximately one half of the area has been covered with widely-spaced surface rock sampling and results received for half of these samples (that is for about one quarter of the area) which has delineated three areas requiring further follow-up.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

The current drill program at Rio Luna is supervised by Ron Britten, P.Eng., PhD, Vice-President of Exploration for First Point Minerals Corp.  All samples were submitted to CAS laboratories in Tegucigalpa and analyzed by fire assay with an atomic absorption finish with higher values checked by fire assay with a gravimetric finish.  Check assays are done by Acme Laboratories in Vancouver.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”
Peter M.D. Bradshaw, President

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